FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

Northern Dynasty Minerals Ltd. (the “Company”)
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2             Date of Material Change

December 21 and 27, 2018.

Item 3             News Release

The news releases with respect to the material change referred to in this report were issued by the Company on December 21 and 28, 2018 and distributed through the facilities of CNW. The news releases were filed on SEDAR and are available at www.sedar.com.

Item 4             Summary of Material Change

The Company announced that it has closed its previously announced private placement offering of special warrants (the “Special Warrants”), raising approximately C$8.4 million (US$6.3 million).

Item 5             Full Description of Material Change

5.1                   Full Description of Material Change

Further to the news releases of December 21 and 28, 2018, the Company has completed a private placement of an aggregate of 10,150,322 Special Warrants at C$0.83 (US$0.62) per Special Warrant for aggregate gross proceeds of approximately C$8.4 million (US$6.3 million). The private placement completed in two tranches. The first tranche of 8,908,322 Special Warrants completed on December 21, 2018, for gross proceeds of C$7.4 million (US$5.6 million). The second tranche of 1,242,000 Special Warrants completed on December 27, 2018 for gross proceeds of approximately C$1.03 million (US$770,000).

The Special Warrants will convert upon exercise into common shares of the Company (the “Common Shares”) on a one-for-one basis and without payment of any additional consideration. The Company has agreed to file a prospectus in certain Canadian provinces to qualify the conversion of the Special Warrants (the “Canadian Prospectus”). The Special Warrants will convert automatically on the earlier of (i) the date that is the later of six days following the issuance of a final receipt for the Canadian Prospectus, and (ii) the date that is 120 days from the date of closing. The Company has also entered into registration rights agreements with the U.S. holders of 4,109,068 Special Warrants to file and clear a registration statement in the United States to qualify the resale of Common Shares in the United States by these U.S. investors (the “SEC Registration Statement”). The Company shall use commercially reasonable best efforts to clear the SEC Registration Statement within 90 days from the Closing Date and maintain the SEC Registration Statement effective for up to two years. There are no share bump-up or other penalties if clearance of the Canadian Prospectus or SEC Registration Statement is delayed for any reason.

Neither the issuance of the Special Warrants nor the Common Shares have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, unless any of such securities are registered, such securities may only be offered or sold within the United States pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

5.2                   Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

Marchand Snyman
Chief Financial Officer
Tel: 604-684-6365

Item 9             Date of Report

January 8, 2019